Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Summary of FY2019 Business Report” furnished on Form 6-K by Shinhan Financial Group on 30 March, 2020.

The amendment is to correct ‘Total salaries and wages paid in 2019’ and ‘Average payment per person’ under ‘7. Directors, Executive Officers and Employees – Employees’ in the report. All other information in the report dated 30 March, 2020 remain unchanged.

7. Directors, Executive Officers and Employees

Employees

				(As of Dec. 31, 2019)
Gender	Number of employees	Average length of service	Total salaries and wages paid in 2019 (KRW million)	Average payment per person (KRW million)
Male	143	2 yrs 11 mths (14 yrs 7 mths) 1)	19,744	138
Female	29	4 yrs 4 mths (10 yrs 3 mths) 1)	2,284	79
Total	172	3 yrs 2 mths (13 yrs 11 mths) 1)	22,028	128

1) Average length of service including services within group subsidiaries